August 8, 2019

Mark J. Murphy
Chief Financial Officer
Qorvo, Inc.
7628 Thorndike Road
Greensboro, North Carolina 27409-9421

       Re: Qorvo, Inc.
           Form 10-K for the Fiscal Year Ended March 30, 2019
           Filed May 17, 2019
           File No. 001-36801

Dear Mr. Murphy:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Electronics
and Machinery